UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20-558-1014

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following document relating to the proposed acquisition of D.E Master Blenders 1753 N.V. by Oak Leaf B.V.:

1.	D.E Master Blenders 1753 Q&A script

Q&A DEMB

DISCLAIMER

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement (the “Offer”) has not commenced. At the time the Offer is commenced, the offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer. The Tender Offer Statement (including an offer memorandum (containing information required by the securities regulator in the Netherlands as well as the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Deal rationale

When did JAB approach you with its intention to make a bid for the company?

They approached us early March with this bid.

How long did the due diligence take?

The due diligence started as soon as the Board agreed on the intention of the bid and lasted about 3 weeks.

Why did you accept JAB’s offer?

The Board carefully and diligently assessed, and negotiated on, JAB’s offer which has resulted in today’s formal bid by JAB of which the Board is of the opinion that, of all the potential strategic options the Company could consider, this offer is in the best interest of shareholders and all other stakeholders.

What has lowered their final bid price to €12.50?

This is the outcome of regular deal negotiations. We believe this price is both attractive and fair, representing a premium of 33% to the closing price of March 27.

Were there no alternative strategic options?

Based on its assessments, the Board has come to the conclusion that this offer was in the best interest of shareholders and all other stakeholders.

As part of its fiduciary duties the Board has examined potential other strategic options and assessed the company’s own capabilities to deliver this level of shareholder value in a certain period of time.

Additional input:

–	Interested parties could have come forward from the start

–	And even more so since we announced that JAB showed interest in buying the entire company

–	We have not received any other interest since the announcement of the negotiations.

Is this in the best interest of all stakeholders?

Yes we think so. Through this intended transaction, shareholders will receive a high multiple while we have simultaneously been able to negotiate a strong set of non-financial agreements (among others no factory closures in NL, R&D centre untouched, HQ remains in Amsterdam) that benefit all other stakeholders. Comparing JAB’s offer with all the potential strategic options the Company could consider the Board is convinced that JAB’s offer is in the best interest of all stakeholders.

Are you happy that the company is not listed anymore?

Every ownership structure provides pros and cons. In comparison, we see the advantages of both structures and therefore do not favor one over the other.

Deal implications

Do you consider this offer in the best interest of the employees?

What guarantees did you ask/get for the continuity of the operations?

We have negotiated the best conditions for all stakeholders, so also for employees.

JAB has clearly stated that they see DEMB as a platform for further growth.

In addition, we have been able to negotiate a strong set of non-financial agreements (among others JAB will keep all production facilities, HQ and R&D in NL) that benefit all other stakeholders. Comparing JAB’s offer with all the potential strategic options the Company could consider the Board is convinced that JAB’s offer is in the best interest of all stakeholders, including employees.

Do you think that the employees will be happy?

See previous answer.

DEMB will play a key role in the activities of the new owner and that is also good for the employees.

How did the employees react?

The people reacted very well on the news when the rationale was explained.

Will this transaction lead to factory closures in the future? What type of guarantees have you negotiated?

It has been agreed that all factories in the Netherlands remain in place. JAB has no restructuring plans over and beyond the existing reorganization plans of DEMB.

Will there be a change in HQ?

The HQ activities remain in Amsterdam.

Will there be any redundancies and at HQ level in specific?

There will be no material redundancies, some redundancies will occur at HQ level, which are linked to being a listed company. But the number is expected to be very limited.

What does this mean for the offices/businesses outside of the Netherlands?

There are no significant changes to be expected in the offices or businesses outside the Netherlands apart from certain initiatives that were already initiated by DEMB prior to this offer (like for instance in OOH).

Do you expect any implications for the R&D facilities?

The R&D facilities remain in the Netherlands and remain key in the implementation of the strategy.

Management implications

Will JB stay as CEO or in a different role/position?

JB has expressed that he remains fully committed to the plans and future of DEMB. However, JAB intends to appoint a new ‘captain on the ship’. JB has therefore decided to leave upon completion of this intended transaction as there is not enough room for two captains on the ship. JB will stay as long as needed and has a great connection with the senior directors at JAB which will tremendously during the transition phase.

The search for the CEO is underway.

What about the rest of the ExCo?

There is no reason to expect that the members of the ExCo will have different positions.

Do you expect that the newly appointed management will stay?

It is in the interest of all parties that management stays on. There is special attention in the communication towards the top 150 of the company to reconfirm JAB’s intention.

What will you do to ensure this?

We will put the maximum effort in the communication to this group, live meetings etc.

Next steps

Where are you with the search for a new CEO?

The search is under way. Details will be disclosed if and when appropriate.

Do you still search for a CEO seen the discussions with JAB?

Yes, the search for a CEO is still underway.

When will JAB take over?

JAB will take over if the deal is closed and all formalities are done. Till then DEMB Board and management are responsible.

How do you see the handover of the activities in the mean time?

We will remain in full control until the transaction would be completed. Until such time, we will share significant developments with JAB.

When do you expect JAB’s involvement in the intermediate?

JAB will take over if the deal is closed and all formalities are done. Till then DEMB Board and management are responsible.

Do you still plan to have an EGM on April 17?

No. The EGM was set up to appoint a new Board member to get approval for the compensation package for JB acting as interim CEO. Given JAB’s offer, we have decided to cancel the date of the EGM and will await the outcome of the tender period and whether JAB will declare their bid unconditional in due time.

Do you still plan to provide a trading update on April 24?

Yes, the trading update is intended to take place on April 24, as planned.

Do you still expect to release FY 13 results on August 21?

The planning of the FY 13 results will depend on our status then. If we are still listed as company then we will publish the results as planned.

Current performance

How is the business performing since you reported in Feb. Seems that you are losing significant market share in your key countries, according to recent Nielsen data?

We will have a trading update on April 24 and do not comment on results till then.

How comfortable are you that DEMB can make its recently downgraded objectives for FY 13? Do you expecting a change in guidance at the Q3 trading update?

We will have a trading update on April 24 and do not comment on results till then.

How do you avoid that this transaction distracts the focus?

We are continuing with the implementation of our strategy. Nothing has changed in that respect.

The deal

What will be the conditions to the offer?

The offer includes standard conditions such as antitrust clearance, work council advice, a minimum acceptance threshold of 95% and the absence of a material adverse change.

What happens with the Board?

The non-executive part of the One Tier Board will include the three senior partners of JAB: Peter Harf, Bart Becht and Olivier Goudet, together with representatives of the other investors: Byron Trott, Alexandre Van Damme and Alejandro Santo Domingo. Management will be represented on the Board by Michel Cup (CFO) and the CEO. While the company is still listed, there will be two independent Board members.

What was the reaction of the Works Council?

JAB is eager to start an open and constructive dialogue with the Works Council and other employee representatives to share with them their excitement about the acquisition and their plans for the future.

When were you first contacted about JAB’s interest in potentially making a bid for the total company?

We were contacted in the first half of March with this bid.

Did you have a meeting with JAB in Paris together with MH as suggested by a daily newspaper in the Netherlands?

Over time, we have had various interactions with JAB, like we have had with many of our (financial) shareholders. And until recently, JAB never showed any serious interest of buying the total company.